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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
Form  10-KSB   __Form   20-F   __Form  11-K  X  Form  10-QSB   __Form N-SAR

           FOR PERIOD ENDED: December 31, 1999

           [ ] Transition Report on Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-QSB [ ] Transition Report on Form N-SAR
           For the Transition Period Ended:
           -------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

SILVERTHORNE PRODUCTION COMPANY
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

3220 South Higuera Street, Suite 304
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

San Luis Obispo, California 93401
--------------------------------------------------------------------------------
City, State and Zip Code




PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On August 20, 1999, Registrant acquired the assets of Inter-American Telecommunications Holdings Corp. ("ITHC"). The books and records of ITHC are in the process of being audited so that Registrant can file the audited financial statements of ITHC as an amendment to Registrant's Current Report on Form 8-K dated August 20, 1999. Until the audit is complete, Registrant will not be able to complete Registrant's unaudited financial information for the quarter ended December 31, 1999.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

   Jimmy L. Boswell                  (805)           786-2640
------------------------       ---------------    ---------------
       (Name)                   (Area Code)       (Telephone Number)
 .

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [ X] No

      Registrant has not filed an amendment to Registrant's Current Report on Form 8-K dated August 20, 1999 that includes the financial statements of ITHC required by Rule 3-05 Regulation S-X. Registrant has not filed Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Prior to August 20, 1999, Registrant had no operations. On August 20, 1999, Registrant acquired the assets of ITHC which had operations. Therefore, Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1999 will be substantially different from Registrant's Report on Form 10-QSB for the quarter ended December 31, 1998, because the Quarterly Report on Form 10-QSB for the quarter ended December 31, 1999, will include the operations of ITHC. Registrant has not been able to compile the information to accurately reflect the results of Registrant's operations as a result of the acquisition

                     SILVERTHORNE PRODUCTION COMPANY
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: February 14, 2000
     /s/ Jimmy L. Boswell, President
     --------------------------------
By:  Jimmy L. Boswell, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).